Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                           December 7, 2011

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:     AllianceBernstein Bond Fund, Inc.
              - AllianceBernstein Limited Duration High Income Portfolio
             Post-Effective Amendment No. 103
             File Nos. 2-48227 and 811-02383
             ------------------------------------------------------------

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Bond Fund, Inc. on behalf of its series, AllianceBernstein Limited Duration High Income Portfolio (the "Fund"), as provided orally to Young Seo of this office on October 25, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund: Any acquired fund fees and expenses the Fund pays should be disclosed in the fee table.

Response:   We have not revised the disclosure in response to this comment because the Fund does not anticipate that initially underlying fund fees and expenses would be more than 0.01%, which is the threshold for disclosure of these amounts.

Comment 2:  Fees and Expenses of the Fund: Any expenses not covered by the fee waiver should be listed in the footnote.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Principal Strategies: The Principal Strategies section should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Principal Strategies: As stated in the July 30, 2010 Letter to the
            Investment Company Institute, disclosure regarding investments in derivatives should be tailored to how this particular Fund uses derivatives.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure is appropriately tailored to reflect how the Fund will use derivatives.

Comment 5:  Principal Strategies: Regarding credit default swap agreements
            ("CDS"), if the Fund intends to write CDS, please provide disclosure that the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 6:  Principal Risks: Disclosure of "High Yield Debt Security Risk" needs to include the concept that high yield debt securities are speculative.

Response:   We have not revised the disclosure in response to this comment. We believe that disclosing the risks of these fixed-income securities is appropriate and that the use of the term "speculative" does not impart any additional information necessary for investor understanding of these securities' risks.

Comment 7:  Management of the Fund - Portfolio Managers: The description of the portfolio managers' principal occupations during the past five years merely states their position with the Adviser. A statement of a portfolio manager's job title with the Adviser is not sufficient to provide an explanation of responsibilities and expertise of the portfolio manager.

Response:   The description of the portfolio managers' principal occupations during the past five years includes an explanation of their business experience. We have not revised the disclosure in response to this comment.

Statement of Additional Information
-----------------------------------

Comment 8:  Investment Restrictions: The Staff notes that the format of disclosure for the Fund's fundamental investment policy regarding its investments in commodities differs from disclosure for the Fund's other fundamental investment policies.

Response:   We have revised the format of the disclosure in response to this comment.

                                     * * *


      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                              Sincerely,

                                              /s/ Young Seo
                                              --------------
                                                  Young Seo




cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.



SK 00250 0469 1237227